SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934





                          For the month of March, 2003



                                 LANOPTICS LTD.
   -------------------------------------------------------------------------
                (Translation of registrant's name into English)



                                1 Hatamar Street
                                   P.O.B. 527
                                 Yokneam 20692
                                     ISRAEL
   --------------------------------------------------------------------------
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F..|X|... Form 40-F.....


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ..... No .|X|....

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                                    Contents


     Attached hereto and incorporated by reference is the press release of the registrant's subsidiary, E.Z. Chip Technologies Ltd., dated March 10, 2003.

                                   Signatures


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            LANOPTICS LTD.


                                            By:  /s/ Dror Israel
                                           ---------------------
                                            Name:  Dror Israel
                                            Title: CFO and Corporate Secretary




 Dated: March 10, 2003

                                 Exhibit Index



         Exhibit Number              Description

         99                          Press Release of E.Z. Chip Technologies
                                     Ltd., dated March 10, 2003.